Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE
Silicom Reports Q1 2020 Financial Results

- Company Announces New One-Year $15m Share Buyback Program -

KFAR SAVA, Israel, April 30, 2020 - --Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today today reported its financial results for the first quarter ended March 31, 2020.

Financial Results

Revenues for the first quarter of 2020 totaled $22.1 million compared with $30.2 million for the first quarter of 2019. This is at the higher end of the updated guidance provided on April 6, 2020, and is approximately 15% below earlier estimates provided in late January, prior to the global disruption caused by the COVID-19 pandemic.

On a GAAP basis, net income for the quarter totaled $1.5 million, or $0.20 per share (basic and diluted), compared with $3.6 million, or $0.48 per share (basic and diluted) for the first quarter of 2019.

On a non-GAAP basis (as described and reconciled below), non-GAAP net income for the period totaled $2.3 million, or $0.31 per share (basic and diluted), compared with $4.0 million, or $0.52 per diluted share ($0.53 per basic share), for the first quarter of 2019. This is the Company’s 61st profitable quarter.

Silicom’s cash position as of the end of the quarter, which includes cash, cash equivalents, deposits and marketable securities and zero debt, totaled $79.9 million dollars (or $11.05 per outstanding share).

Share Repurchase Plan

In addition, the Company today announced that its Board of Directors has authorized a new one-year share repurchase plan allowing the Company to invest up to $15 million to repurchase its ordinary shares. This plan will begin as soon as the previously-announced $15 million one-year share repurchase plan is completed. The timing and actual number of shares repurchased will depend upon a variety of factors, including price and general business and market conditions. The share repurchase plan authorizes management to repurchase ordinary shares using a variety of methods, including open market purchases, all in compliance with the rules of the US Securities and Exchange Commission and other applicable legal requirements. Repurchases will be funded from available working capital. The share repurchase plan does not obligate Silicom to buy back any specific number of shares and may be suspended or terminated at any time at management’s discretion.

Management notes that its cash balance provides sufficient working capital and financial flexibility to weather the current environment while completing the Company’s current share buy-back program and carrying out this new share buy-back program.

Comments of Management

Shaike Orbach, Silicom’s President and CEO, commented, “We are pleased to report our 61st consecutive profitable quarter despite the severe disruption associated with the global COVID-19 environment. As we noted earlier this month, 2020 was off to an excellent start before the pandemic took hold, slowing our supply chain and interrupting manufacturing and deliveries. Given the significant challenges inherent in the situation, we are pleased with our first quarter financial results.

“While short-term visibility is still very low, the fundamentals of our business remain intact, and we remain optimistic about our mid- and long-term prospects. The broadband boom that has been driven by the need to ‘shelter at home’ is actually creating a new urgency for telco and Cloud-player investments in new SD-WAN, NFV, Security and 5G networks, highlighting the importance of our enabling solutions. As a result, interest in our solutions remains high and we continue to make progress on high-potential new design wins.

“For example, we were recently chosen to supply $15 million worth of Intelligent Bypass solutions for a massive governmental infrastructure project, and the project’s integrator expects additional similar projects over time.”

Mr. Orbach concluded, “While it is too early to predict exactly when we will reach the ‘new normal,’ we are optimistic that it will be a reality in which networks and connectivity rise to even greater importance. With strong existing design wins and continued interest from some of the market’s key players, we believe that we will benefit from several years of solid double-digit Compound Annual Growth Rate once the impact of the pandemic is behind us. Until the dust clears, our ongoing activities and cash position are strong enough to carry us past temporary challenges.”

Conference Call Details

Silicom’s Management will host an interactive conference today, April 30th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, as well as taxes on amortization of acquired intangible assets. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 170 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets
(US$ thousands)

	March 31,	December 31,
	2020	2019

Assets

Current assets
Cash and cash equivalents	$12,120	$16,469
Short-term bank deposits	7,000	13,542
Marketable securities	24,882	14,045
Accounts receivables: Trade, net	15,705	24,936
Accounts receivables: Other	9,283	4,964
Inventories	39,399	36,491
Total current assets	108,389	110,447

Marketable securities	35,937	46,542
Assets held for employees’ severance benefits	1,574	1,640
Deferred tax assets	1,756	1,798
Property, plant and equipment, net	3,582	3,574
Intangible assets, net	2,385	1,718
Right of Use	3,438	3,783
Goodwill	25,561	25,561
Total assets	$182,622	$195,063

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$9,909	$16,419
Other accounts payable and accrued expenses	6,021	8,823
Lease Liabilities	1,018	1,090

Total current liabilities	16,948	26,332

Lease Liabilities	2,296	2,693
Liability for employees’ severance benefits	2,878	2,910
Deferred tax liabilities	230	205

Total liabilities	22,352	32,140

Shareholders' equity
Ordinary shares and additional paid-in capital	57,874	57,152
Treasury shares	(12,872)	(8,009)
Retained earnings	115,268	113,780
Total shareholders' equity	160,270	162,923

Total liabilities and shareholders' equity	$182,622	$195,063

Silicom Ltd. Consolidated Statements of Operations
(US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2020	2019
Sales	$22,070	$30,227
Cost of sales	14,951	20,047
Gross profit	7,119	10,180

Research and development expenses	3,800	3,820
Selling and marketing expenses	1,539	1,629
General and administrative expenses	913	1,023
Total operating expenses	6,252	6,472

Operating income (loss)	867	3,708

Financial income, net	1,031	295
Income (Loss) before income taxes	1,898	4,003
Income taxes	410	363
Net income (loss)	$1,488	$3,640

Basic income (loss) per ordinary share (US$)	$0.20	$0.48

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,309	7,586

Diluted income (loss) per ordinary share (US$)	$0.20	$0.48

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,336	7,654

Silicom Ltd. Reconciliation of Non-GAAP Financial Results
(US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2020	2019

GAAP gross profit	$7,119	$10,180
(1) Share-based compensation (*)	171	116
Non-GAAP gross profit	$7,290	$10,296

GAAP operating income (loss)	$867	$3,708
Gross profit adjustments	171	116
(1) Share-based compensation (*)	551	538
Non-GAAP operating income	$1,589	$4,362

GAAP net income (loss)	$1,488	$3,640
Operating income adjustments	722	654
(2) Taxes on amortization of acquired intangible assets	67	(278)
Non-GAAP net income	$2,277	$4,016

GAAP net income (loss)	$1,488	$3,640
Adjustments for Non-GAAP cost of sales	171	116
Adjustments for Non-GAAP Research and development expenses	247	246
Adjustments for Non-GAAP Selling and marketing expenses	144	139
Adjustments for Non-GAAP General and administrative expenses	160	153
Adjustments for Non-GAAP Income taxes	67	(278)
Non-GAAP net income	$2,277	$4,016

GAAP basic income (loss) per ordinary share (US$)	$0.20	$0.48
(1) Share-based compensation (*)	0.10	0.09
(2) Acquisition-related adjustments	0.01	(0.04)
Non-GAAP basic income per ordinary share (US$)	$0.31	$0.53

GAAP diluted income (loss) per ordinary share (US$)	$0.20	$0.48
(1) Share-based compensation (*)	0.10	0.08
(2) Acquisition-related adjustments	0.01	(0.04)
Non-GAAP diluted income per ordinary share (US$)	$0.31	$0.52

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))